SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

For the month of: May 2002

                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)

                    2 Ha'Carmel Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F (X)          Form 40-F ( )

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ( )                 No (X)

                               Given Imaging Ltd.

The following exhibits are filed as part of this Form 6-K:

Exhibit        Description

A. Press release dated April 30, 2002 entitled "Given Imaging Announces First Quarter 2002 Results."


B. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of March 31, 2002.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GIVEN IMAGING LTD.

Date:    May 1, 2002                By: /s/ Zvi Ben David
                                       -----------------------------------------
                                       Name:   Zvi Ben David
                                       Title:  Vice President and
                                               Chief Financial Officer